April 22, 2025

VIA EDGAR

Division of Corporation Finance

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Blake Grady
Nicholas Panos

Re:	NetClass Technology Inc (the “Company”)
Schedule 13D filed February 14, 2025 by Jianbiao Dai
File No. 005-94873

Ladies and Gentlemen:

We are in receipt of the comment letter dated April 21, 2025 regarding Schedule 13D filed February 14, 2025 by Jianbiao Dai (the “Reporting Person”, or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). An Amendment No.1 to the Schedule 13D is being submitted to accompany this letter. As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

Schedule 13D filed February 14, 2025

General

1.	We note that the event reported as requiring the filing of the Schedule 13D was December 31, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the December 31, 2024 event date, the Schedule 13D submitted on February 14, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we recognize that the Schedule 13D was not filed within the prescribed five business days following the acquisition date of beneficial ownership. We will take greater care to ensure that future filings under Schedule 13D, as well as other related filings, are made in a timely manner in accordance with the applicable rules and regulations.

2.	The cover page of the above-captioned Schedule 13D indicates that December 31, 2024 was the date of the event that required this filing to have been made. Please advise us how this date was determined

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have amended the Schedule 13D to correct the date of event to December 12, 2024. The Company’s registration statement on Form F-1 was declared effective by the Securities and Exchange Commission on such date, triggering Jianbiao Dai’s reporting obligation pursuant to Rule 13d-1(a).

Item 3, page 1

3.	We note your disclosure of "PF." Please revise to disclose the amount of funds or other consideration used in making the purchases disclosed in your Schedule 13D. Refer to Item 3 of Schedule 13D.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have amended the Schedule 13D to disclose that the amount of funds used in making the purchase disclosed was $1,907,092. No other form of consideration was used.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona L. Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

By:	/s/ Jianbiao Dai
Name:	Jianbiao Dai